Exhibit 4.4


                 THIS AGREEMENT MADE THIS 20th DAY OF JUNE, 2003


Christopher Ghiorzi
905 6th Place South
Kirkland, WA 98033

1. Scope of engagement

         A. New World Brands, Inc will engage Christopher Ghiorzi as a consultant to apply his best efforts on behalf of New World Brands for the purpose of introducing a subsidiary of New World Brands namely International Importers, Inc., to major licensed chain retail outlets throughout the United States.

            This effort will be fully coordinated with executives of New World Brands. The purpose is to sell International's Products (wine and spirits) to as many Retail outlets as possible.

         B. Christopher Ghiorzi is also engaged to assist New World Brands with all avenues of marketing its future product line through his vast network of contacts.

2.   Compensation to Consultant

         A. Christopher Ghiorzi will receive 200,000 shares of New World Brands Common stock upon execution of this agreement.

         B. It is agreed that Christopher Ghiorzi will assist International Importers, Inc. by introductions to his major outlets for New World Brands' products to be purchased by licensed retailers throughout the United States and its possessions. If the above targeted sales of 12,500 cases of Cetto wine are not achieved within one year from the date of this agreement, Christopher Ghiorzi will return to New World Brands, a percentage of the Common Stock he was issued.

         C. The percentage is 25%.

In witness whereof the parties have here unto executed this agreement the day and year first above written



/s/ Christopher Ghiorzi                        /s/ Allen Salzman
--------------------------------               ---------------------------------
CHRISTOPHER GHIORZI                            Allen Salzman, CEO